Exhibit 23.2

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in this Registration Statement on Form S-4 of R. R. Donnelley & Sons Company of our report on the consolidated financial statements of Moore Wallace Incorporated (which report expresses an unqualified opinion and includes a separate report titled “Comments by Auditors For U.S. Readers on Canada-United States Of America Reporting Difference” referring to changes in accounting principles that have a material effect on the comparability of the financial statements) dated February 26, 2004, appearing in the Current Report on Form 8-K/A of R. R. Donnelley & Sons Company dated March 16, 2004 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Toronto, Canada

October 6, 2005